FEE WAIVER AGREEMENT

This Fee Waiver Agreement (the "Agreement") is made as of the 29th day of April, 2010 between The Needham Funds, Inc., a Maryland corporation (the "Fund") and Needham Investment Management L.L.C., a Delaware limited liability company (the "Adviser").

WHEREAS, the Adviser has entered into a Restated Investment Advisory Agreement with the Fund dated October 21, 2004 (the "Advisory Agreement"), pursuant to which the Adviser provides investment advisory services to the Fund, and for which it is compensated based on the average daily net assets of each Portfolio of the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to have the Adviser waive a portion of its fee due under the Advisory Agreement as set forth below.

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver by the Adviser.  The Adviser agrees to waive its fee for, and to reimburse expenses of, the Fund in an amount that operates to limit annual operating expenses of Needham Growth Fund to not more than 2.50% of average daily net assets.

2.	Assignment. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Fund.

3.	Duration and Termination. This Agreement shall be effective for the period from May 1, 2010 through May 1, 2011. This Agreement shall automatically terminate at the close of business on May 1, 2011.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written,

THE NEEDHAM FUNDS, INC.		NEEDHAM INVESTMENT MANAGEMENT L.L.C

By:	/s/Glen W. Albanese	By:	/s/Glen W. Albanese

Name:	Glen W. Albanese	Name:	Glen W. Albanese

Title:	CFO	Title:	CFO